

November 22, 2016

<u>Via E-Mail</u>
Colm Wrynn
Chief Executive Officer
NaturalNano, Inc.
13613 Gulf Boulevard
Madeira Beach, Florida 33738

> **Re:** **NaturalNano, Inc.**
> **Form 8-K**
> **Filed June 29, 2016**
> **File No. 000-49901**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **File No. 000-49901**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **File No. 000-49901**

Dear Mr. Wrynn:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Jay Ingram
>
> Jay Ingram
> Legal Branch Chief
> Office of Manufacturing and
> Construction